Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ACHILLION PHARMACEUTICALS, INC.

Pursuant to Section 242

of the General Corporation Law of

the State of Delaware

Achillion Pharmaceuticals, Inc. (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1. The amendment to the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate”) was duly adopted, pursuant to 242 of the General Corporation Law, and was approved by holders of a majority of the outstanding stock of the Corporation entitled to vote thereon at the 2011 Annual Meeting of Stockholders of the Corporation held on June 8, 2011.

2. Article IV of the Certificate is amended by deleting the first sentence and replacing it with the following:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 205,000,000 shares, consisting of (i) 200,000,000 shares of Common Stock, $.001 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”).”

*    *    *

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 8th day of June, 2011.

ACHILLION PHARMACEUTICALS, INC.

By:	/s/ Michael D. Kishbauch
Name: Michael D. Kishbauch
Title: President